Exhibit 99(a)(1)(H)

Blue Owl Technology Income Corp. Amended Tender Offer Letter
December 23, 2025
Dear Investor,
Blue Owl Technology Income Corp. (the “Company”) has amended its previously announced offer to purchase (the “Tender Offer”) shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share to increase the maximum number of Shares that can be purchased in the Tender Offer to 65,771,325, at a price equal to the net offering price per Share as of December 31, 2025, and to extend the expiration date of the Offer until 11:59 p.m. on January 8, 2026.

The Company may, in its sole discretion, accept an additional amount of tendered Shares not to exceed 2.00% of the aggregate number of the Company’s Shares outstanding as of September 30, 2025, pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934.
To find out more information on the amended Tender Offer, please visit www.blueowl.com/repurchase-offers.
If you have any questions regarding this notice, please contact Blue Owl Service Desk at ServiceDesk@blueowl.com.
Thank you very much for your support.
Sincerely,
Jonathan Lamm
Chief Operating Officer and Chief Financial Officer

Any questions? Email: ServiceDesk@blueowl.com